Filed Pursuant to Rule 424(b)(3)
Registration No. 333-236339

CIM INCOME NAV, INC.
SUPPLEMENT NO. 1 DATED AUGUST 20, 2020
TO THE PROSPECTUS DATED AUGUST 7, 2020
This document supplements, and should be read in conjunction with, the prospectus of CIM Income NAV, Inc. dated August 7, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of CIM Income NAV, Inc.;
(2)	the transaction price for each class of our common stock as of September 1, 2020;
(3)	the calculation of the net asset value (“NAV”) per share as of July 31, 2020;
(4)	update to our distributions;
(5)	recent real property acquisitions and dispositions; and
(6)	updates to information about our redemption plan.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by registration statements declared effective on August 26, 2013, February 10, 2017 and August 7, 2020. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of four classes of shares of common stock: D Shares, T Shares, S Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of D Shares, T Shares, S Shares and I Shares with a dollar value up to the maximum offering amount.
During the month of July 2020, we accepted investors’ subscriptions for, and issued, a total of approximately 126,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $2.1 million, consisting of approximately 59,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $1.0 million ($414,000 in D Shares and $608,000 in T Shares), and approximately 67,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $1.1 million. As of the date of this supplement, we had accepted investors’ subscriptions for, and issued, approximately 48.3 million shares of our common stock since the commencement of our initial offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $870.1 million.

We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to ongoing regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering as well as to renew, extend or terminate our registration at any time.
Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted, and distribution reinvestment plan issuances, as of September 1, 2020, and redemptions as of August 31, 2020, is as follows:

Share Class	Transaction Price (per share)
D Shares	$16.90
T Shares	$16.49
S Shares	$16.47
I Shares	$17.17
The transaction price for each of our share classes is equal to such class’s NAV per share as of July 31, 2020. The purchase price of our common stock for each share class in our primary offering equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

NAV Per Share as of July 31, 2020
We calculate NAV per share in accordance with the valuation policies approved by our board of directors. Our NAV per share, which is updated as of the last business day of each month, is posted on our website at www.cimgroup.com/investment-strategies/individual/inav#summary and is made available on our toll-free, automated information line at 866-907-2653. The September 1, 2020 transaction price is being determined based on our NAV as of July 31, 2020. Please refer to the “Valuation Policies” section in our prospectus, as supplemented, for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the independent valuation expert. All parties engaged by us in the calculation of our NAV, including our advisor, are subject to the oversight of our board of directors. We have engaged the independent valuation expert to provide on a monthly basis, instead of a rolling annual basis, valuations of each of our commercial real estate assets and related liabilities, going forward, until such time that we have greater visibility into the impact of the current novel coronavirus (“COVID-19”) pandemic on our property valuations. For the months of June and July 2020, all of our real properties were valued by our independent valuation expert. The following table sets forth the components of total NAV as of July 31, 2020 and June 30, 2020:

	As of
Components of NAV	July 31, 2020	June 30, 2020
Investments in real estate	$895,965,000	$898,155,000
Investment in CIM UII Onshore	46,697,807	46,697,807
Acquisition expenses and deferred financing costs	2,821,402	3,340,148
Cash, marketable securities and other assets	49,563,820	52,917,712
Outstanding debt	(473,275,369)	(473,669,956)
Accrued performance fee	—	—
Accrued stockholder servicing fee	(222,548)	(218,156)
Subscriptions received in advance	(3,871,786)	(5,750,391)
Accrued liabilities	(6,415,518)	(6,161,888)
Net asset value	$511,262,808	$515,310,276
Number of outstanding shares	30,576,780	30,691,871

The following table provides a breakdown of our total NAV and NAV per share by share class as of July 31, 2020 and June 30, 2020:

	D Shares	T Shares	S Shares	I Shares	Total
Net asset value as of July 31, 2020	$265,261,822	$229,676,878	$119,063	$16,205,045	$511,262,808
Number of outstanding shares as of July 31, 2020	15,697,464	13,928,147	7,229	943,940	30,576,780
NAV per share as of July 31, 2020	$16.90	$16.49	$16.47	$17.17

Net asset value as of June 30, 2020	$267,851,765	$231,103,059	$119,030	$16,236,422	$515,310,276
Number of outstanding shares as of June 30, 2020	15,788,306	13,954,099	7,196	942,270	30,691,871
NAV per share as of June 30, 2020	$16.97	$16.56	$16.54	$17.23
For single-tenant properties with fewer than eight years of remaining lease term and anchored shopping centers, and certain other properties, our independent valuation expert calculated estimated market values by using a discounted cash flow analysis, which may have been the sole valuation approach or used in combination with a direct capitalization methodology. Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the July 31, 2020 valuations, based on property type.

Property Type	Discount Rate	Exit Capitalization Rate
Anchored Shopping Center	8.32%	7.70%
Retail	8.11%	7.60%
Industrial	7.67%	7.09%
Office	8.00%	7.35%
For single-tenant properties with greater than eight years of remaining lease term, and certain other properties, our independent valuation expert calculated estimated market values by using a direct capitalization cash flow analysis, which may have been the sole valuation approach or used in combination with the discounted cash flow methodology.

Set forth below are the weighted averages of the implied capitalization rate, using net operating income over the direct capitalization value, used in the July 31, 2020 valuations, based on property type.

Property Type	Implied Overall Capitalization Rate
Anchored Shopping Center	7.61%
Retail	6.95%
Industrial	6.76%
Office	6.81%

As previously disclosed, we are continuing to monitor and assess the impacts that the outbreak of COVID-19 may have on our business, tenants and operating partners. The impact of the COVID-19 outbreak and the associated “shelter-in-place” or “stay-at-home” orders or other quarantine mandates or public health guidance issued by local, state or federal authorities has adversely affected a number of our tenants’ businesses. The extent to which the COVID-19 pandemic continues to impact our operations and those of our tenants will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others.

During the three and six months ended June 30, 2020, we provided lease concessions to certain tenants in response to the impact of the COVID-19 pandemic. As of June 30, 2020, we granted rent deferrals with an aggregate deferral amount of $32,000.

As of August 10, 2020, we have collected approximately 90% of rental payments billed to tenants during the three months ended June 30, 2020. Additionally, as of August 10, 2020, we have collected 94% of July rental payments billed to tenants.

PROSPECTUS UPDATES
Distributions
The following information supplements, and should be read in conjunction with, the section in our prospectus captioned “Description of Capital Stock — Distributions” beginning on page 151 of the prospectus.
On August 10, 2020, our board of directors authorized a distribution for the month of August 2020 (the “August Distribution”) of $0.0777 per share of our D Shares, T Shares, S Shares and I Shares, which amount is adjusted based on the relative NAV of our D Shares, T Shares, S Shares and I Shares so that distributions constitute a uniform percentage of the NAV per share of all classes. The August Distribution is payable to stockholders of record as of the close of business on August 28, 2020 and will be paid on September 1, 2020. The August Distribution will be paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan.

Recent Real Property Acquisitions and Dispositions
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Assets” beginning on page 23 of the prospectus and “Investment Objectives, Strategy and Policies — Real Property Acquisitions” beginning on page 86 of the prospectus, and describes our real estate holdings as of July 31, 2020, and the activity that occurred subsequent to the activity as of June 30, 2020 previously disclosed in our prospectus.
Description of Real Estate Assets
As of July 31, 2020, we, through separate wholly-owned limited liability companies and limited partnerships, owned 126 properties, acquired for an aggregate purchase price of $894.0 million, located in 34 states, consisting of five anchored shopping centers, 99 retail, 11 industrial and distribution, and 11 office properties, comprising approximately 5.4 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We did not acquire or dispose of any properties between July 1, 2020 and July 31, 2020.
Redemption Plan
The following information supplements, and should be read in conjunction with, the section in our prospectus captioned “Share Purchases and Redemptions — Redemption Plan” beginning on page 189 of the prospectus.
Under our share redemption plan, to the extent we choose to redeem shares in any particular month, we will only redeem shares as of the opening of the last calendar day of that month. To have your shares redeemed, your redemption request and required documentation must be received in good order by 4:00 p.m. (Eastern Time) on the second to last business day of the applicable month. As of 4:00 p.m. (Eastern Time) on July 30, 2020, the deadline for receipt of redemption requests for the July 2020 redemption period, redemption requests representing approximately $27.9 million were received in good order by the transfer agent, which was in excess of $4.1 million, which represents the temporarily reduced monthly redemption limit of 0.8% of aggregate NAV as of the last calendar day of the previous calendar month. The remaining redemption requests received went unfulfilled.
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